PUBLIC



SECU 17017634 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **DAKOTA SECURITIES INTERNATIONAL, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7428 SW 189 STREET
(No. and Street)

MIAMI	**FLORIDA**	**33157**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE ZIPPER **(305)403-7500 X-304**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

RECEIVED 2017 MAR 15 AM 7:10 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **BRUCE ZIPPER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **DAKOTA SECURITIES INTERNATIONAL, INC.**, as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHRISTOPHER ADAM STOCKERT
Notary Public, State of Florida
Commission# GG 38801
My comm. expires Oct. 16, 2020

Signature

PRESIDENT

Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAKOTA SECURITIES INTERNATIONAL, INC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31ST, 2016

Dakota Securities International, Inc.
Financial Statements
December 31, 2016

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Dakota Securities International, Inc.

We have audited the accompanying statement of financial condition of Dakota Securities International, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Dakota Securities International, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dakota Securities International, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 8, 2017

Dakota Securities International, Inc.
Statements of Financial Condition
December 31, 2016

ASSETS		
Cash	$	40,282
Clearing Deposit		50,000
Receivables from Clearing Broker		11,917
Prepaid Expenses and Other Assets		706
Property and Equipment, net of accumulated depreciation of $97,374		2,586
TOTAL ASSETS	$	105,491
LIABILITIES		
Accounts Payable	$	28,141
Notes Payable		25,000
Accrued Expenses and Other Liabilities		4,632
TOTAL LIABILITIES		57,773
STOCKHOLDERS' EQUITY		
Common stock, par value $.01 per share, authorized and issued 11,100 shares		111
Additional paid in capital		76,311
Retained earnings (Deficit)		(28,704)
TOTAL STOCKHOLDERS' EQUITY		47,718
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	105,491

The accompanying notes are an integral part of these financial statements.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 - Organization

Dakota Securities International, Inc. (The "Company") was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and all securities transactions are cleared through its broker dealer clearing firm on a fully disclosed basis.

Note 2 - Summary of Significant Accounting Policies

The accompanying financial statements are prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The Company is considered an investment company under US GAAP and follows the accounting and reporting guidance applicable to investment companies in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 946, Financial Services – Investment Companies ("ASC 946"). The significant accounting policies adopted by the Company are as follows:

Cash and Cash Equivalents: The Company considers all unrestricted deposits and cash equivalents as highly liquid investments, with original maturities of three months or less that are not held for sale in the ordinary course of business.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016, and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Fair Value of Financial Instruments: The financial instruments of the company consisting of commissions due from the clearing organization, accounts payable and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Note 2 - Summary of Significant Accounting Policies (Continued)

Property and Equipment: Equipment is stated at cost less accumulated depreciation. Depreciation of these assets is computed over their estimated useful lives, 3 to 7 years, on the straight-line method. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When equipment is retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

At December 31, 2016, property and equipment consisted of the following:

		Estimated Useful Lives
Equipment	$37,740	3-5 Years
Furniture & fixtures	23,047	7 Years
Software	39,173	3 Years
Less: Accumulated Depreciation	(97,374)	
	$ 2,586	

Depreciation expense charged to income was $4,339 in 2016

Revenue Recognition of Securities Transactions: The Company clears securities transactions through COR Clearing, LLC, on a fully disclosed basis. These securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis.

Other income includes reimbursements of $2,000, forgiveness of debt of $37,500 and $32,539 in Corporate Bond sales commission received pursuant to an agreement to place bonds outside of the clearing firm.

Advertising: Advertising costs are expensed as incurred

Note 3 - Clearing Arrangements

The Company has a clearing agreement with COR Clearing, LLC ("COR") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by COR.

At December 31st, 2016, the Company had $50,000 in deposits consisting of cash on deposit with COR as required under the Company's clearing agreement. The deposit account will be maintained by COR and can be used by COR to satisfy any claims against the Company and customers introduced by the Company. The Company is required to maintain the deposit for the duration of the clearing agreement.

Note 4 - Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the company's activities for tax years before 2013.

Note 5 - Net Capital Rule

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) that requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2016, the Company had net capital of $44,427 which was $39,427 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2016, the ratio of "Aggregate Indebtedness" to "Net Capital" was 130.04%.

Note 6 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2016, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 7 - Operating Lease

The Company was relocated to Bruce Zipper's Home and no longer leases or subleases office space.

Dakota Securities International, Inc.
Notes to Financial Statements
December 31, 2016

Note 8 – Notes Payable

The Company owes a prior shareholder a note payable in the amount of $25,000. The note is non-interest bearing and unsecured. The note is due upon the sale of the Company.

Note 9 - Commitments and Contingencies

There is a dispute between the Company and a prior shareholder related to how much he is owed by the Company. Management agrees the Company owes the prior shareholder $25,000 (see note 8) which is reported in the statement of financial condition. However, management asserts there is no substantiation for any additional claims.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through March 8, 2017, which is the date the financial statements were available to be issued, and have determined no material events or transactions have occurred during this period which would render these financial statements to be misleading.